CUSIP No. 89579K 10 9                        Page 1 of 6 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)1

                          Triad Hospitals, Inc.
------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   89579K 10 9
------------------------------------------------------------------------------
                                 (CUSIP Number)

Welsh, Carson, Anderson                  William J. Hewitt, Esq.
  & Stowe                                  Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500              Maynard & Kristol
New York, New York  10022                45 Rockefeller Plaza
Attention: Jonathan M. Rather            New York, New York  10111
Tel. (212) 893-9500                      Tel. (212) 841-5700

------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 15, 2002
------------------------------------------------------------------------------
     (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].







--------
         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 89579K 10 9                        Page 2 of 6 Pages


1)   Name of Reporting Person            Welsh, Carson, Anderson
     and I.R.S. Identification            & Stowe VIII, L.P.
     No. of Above Person, if
     an Entity (Voluntary)
------------------------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [ ]
     if a Member of a Group                     (b) [ ]
------------------------------------------------------------------------------
3)   SEC Use Only

------------------------------------------------------------------------------
4)   Source of Funds

------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                  Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                        Delaware
------------------------------------------------------------------------------
Number of                              7)   Sole Voting  5,762,726 shares of
Shares Beneficially                         Power        Common Stock
Owned by Each
Reporting Person
                                        --------------------------------------
                                        8)  Shared Voting
                                            Power          -0-
                                        --------------------------------------
                                        9)  Sole Disposi- 5,762,726  shares of
                                            tive Power    Common Stock
                                        --------------------------------------
                                        10) Shared Dis-
                                            positive Power  -0-
                                        --------------------------------------
11)  Aggregate Amount Beneficially                         5,762,726 shares of
     Owned by Each Reporting Person                        Common Stock
                                        --------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                           8.2%
     Amount in Row (11)
------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                   PN

CUSIP No. 89579K 10 9                        Page 3 of 6 Pages

                         Amendment No. 3 to Schedule 13D
                        --------------------------------

          Reference is hereby made to the statement on Schedule 13D filed with the Commission on May 3, 2001, Amendment No. 1 thereto filed on September 5, 2001 and Amendment No. 2 thereto filed on January 9, 2002 (as so amended,the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

Item 4.  Purpose of Transaction.
         ----------------------

          Item 4 is hereby amended by adding the following:

          WCAS VIII entered into a PEACS Agreement and a Pledge Agreement (together, the "PEACS Agreements") on March 15, 2002 with Bank of America ("BofA") with respect to 1,000,000 shares of Common Stock, as described in the letter agreement of confirmation dated as of March 15, 2002 (the
"Confirmation").

          Pursuant to the Confirmation, WCAS VIII has agreed to sell to BofA commencing on May 20, 2002 up to an aggregate 1,000,000 shares of Common Stock over the course of the year ending May 31, 2003 at a per share sale price of $41.7905. The actual number of shares of Common Stock to be delivered by WCAS VIII will be determined pursuant to a formula described in Item 6 below.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          Item 5 is hereby amended and restated to read in its entirety as follows:

          The following is information is based on a total of 69,933,105 shares of Common Stock outstanding as of December 31, 2001, as indicated in the Issuer's Press Release dated February 19, 2002 included in the Issuer's Current Report on Form 8-K filed with the Commission on February 20, 2002:

          (a)

          WCAS VIII and VIII Associates
          -----------------------------

          Subject to the terms of the PEACS Agreements, WCAS VIII may be deemed to own 5,762,726 shares of Common Stock, or approximately 8.2% of the Common Stock outstanding. VIII Associates, as the general partner of WCAS VIII, may be deemed to beneficially own the securities owned by WCAS VIII.

          Managing Members of VIII Associates
          -----------------------------------

          (i) Patrick J. Welsh directly beneficially owns 87,784 shares of Common Stock and indirectly beneficially owns (through a family foundation) 30,803 shares of Common Stock, or in the aggregate approximately 0.2% of the Common Stock outstanding.

CUSIP No. 89579K 10 9                        Page 4 of 6 Pages

          (ii) Russell L. Carson directly beneficially owns 640,966 shares of Common Stock (including 13,475 shares issuable upon exercise of stock options) and indirectly beneficially owns (through a trust for the benefit of his children) 1,232 shares of Common Stock, or in the aggregate approximately 0.9% of the Common Stock outstanding.

          (iii) Bruce K. Anderson owns 378,715 shares of Common Stock, or approximately 0.5% of the Common Stock outstanding.

          (iv) Thomas E. McInerney owns 117,868 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (v) Robert A. Minicucci owns 33,727 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vi) Anthony J. deNicola owns 2,739 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vii) Paul B. Queally owns 2,618 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (viii) Lawrence B. Sorrel owns 4,657 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ix) Jonathan M. Rather owns 932 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The managing members of VIII Associates may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the Common Stock owned by WCAS VIII. Each of the managing members of VIII Associates disclaims beneficial ownership of all Common Stock other than what he owns directly or by virtue of his indirect pro rata interest, as a managing member of VIII Associates, in the Common Stock owned by WCAS VIII.

          (c) Except as described in this statement, there were no transactions by WCAS VIII, during the past 60 days.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the Common Stock owned by WCAS VIII.

          (e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With
         -------------------------------------------------------------
         Respect to Securities of the Issuer.
         -----------------------------------

          Item 6 is hereby amended and restated to read in its entirety as follows:

          Pursuant to the Confirmation, WCAS VIII and BofA entered into the PEACS Agreements with respect to 1,000,000 shares of Common Stock. On the third business day following the Friday of each week commencing May 24, 2002 through May 31, 2003 (each a "Settlement Date")

CUSIP No. 89579K 10 9                                          Page 5 of 6 Pages

WCAS VIII will sell to BofA up to the number of shares of Common Stock (the "Delivered Shares") representing the product of (i) 4,000 and (ii) the number of trading days in the period from the preceding Settlement Date up to and including the current Settlement Date upon which the closing price per share of Common Stock equaled or exceeded $34.2278. As payment for such Delivered Shares, on each Settlement Date BofA will pay to WCAS VIII a purchase price of $41.7905 for each Delivered Share. In addition, as collateral for its obligation to deliver the "Delivered Shares," on March 15, 2002, WCAS VIII and BofA entered into the Pledge Agreement whereby WCAS VIII granted to BofA a security interest in the 1,000,000 shares of Common Stock.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

          Item 7 is hereby amended by adding the following:

          Exhibit A - Letter Agreement of Confirmation between Welsh Carson Anderson & Stowe VIII, L.P. and Bank of America, dated March 15, 2002.

          Exhibit B - Pledge Agreement between Welsh Carson Anderson & Stowe VIII, L.P. and Bank of America, dated March 15, 2002.

CUSIP No. 89579K 10 9                         Page 6 of 6 Pages


                                    Signature
                                    ---------



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                                    By:  WCAS VIII Associates, LLC,
                                             General Partner


                                    By:  /s/ Jonathan M. Rather
                                       ---------------------------
                                             Managing Member



Dated: March 19, 2002